Form 6-K

No. 2

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of                   April                                                                                 2004,

Commission file number: 0-15741

(Translation of registrant’s name into English)

S:t Göransgatan 143, SE-105 45 Stockholm, Sweden

(Address of principal executive offices)

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AB ELECTROLUX (publ.)

(Registrant)

Date: April 7, 2004	By	/s/ William G. E. Jacobs

PRESS RELEASE	Stockholm, April 7, 2004 Page 1 of 1

No change in conditions for proposed redemption offer

(ELUX) The Board of Directors of Electrolux will not utilize the possibility of adjusting conditions for the share redemption offer amounting to approximately SEK 3,000m.

The conditions were published on March 16, and the Board then reserved the right to change the redemption price and redemption ratio at the latest two weeks before the Annual General Meeting if the price of the Electrolux share would increase significantly and thereby make the redemption offer less attractive for the shareholders.

The proposed conditions are thus unchanged and can be summarized as follows:

•	Each A-share gives one class A redemption right, and each B-share gives one class B redemption right.

•	20 class A redemption rights entitle redemption of one class A share, and 20 class B redemption rights entitle redemption of one class B share. In order to facilitate adjustment of uneven lots, a maximum of 1,000 redemption rights can be used to redeem shares of either class (A and/or B).

•	The amount to be paid by Electrolux for each redeemed share is SEK 200.

•	A maximum of 1,000 redemption rights can be sold free of brokers’ commission.

Decision on the proposed redemption offer will be taken at the Annual General Meeting of shareholders on April 21, 2004.

The Electrolux Group is the world’s largest producer of powered appliances for kitchen, cleaning and outdoor use, such as refrigerators, washing machines, cookers, vacuum cleaners, chainsaws, lawn mowers, and garden tractors. Every year, customers in more than 150 countries buy more than 55 million Electrolux Group products for both consumer and professional use sold under famous brands such as AEG, Electrolux, Zanussi, Frigidaire, Eureka and Husqvarna. In 2003, Electrolux had sales of SEK 124.1 billion and 77,100 employees.

Further information

For further information, please contact Investor Relations at +46 8 738 60 03. Electrolux Press Hotline is available at +46 8 657 65 07.

ELECTROLUX

April 7, 2004

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re:	AB Electrolux
Commission File No.: 0-15741
Form 6-K No. 2 (April 2004)

     Ladies and Gentlemen:

     As Associate General Counsel and Assistant Secretary of Electrolux Home Products, Inc., an indirect wholly-owned U.S. subsidiary of AB Electrolux (the “Company”), I enclose Form 6-K No. 2 of the Company for the month of April 2004, which includes a public announcement of the Company’s decision not to adjust conditions for the share redemption offer published on March 16, 2004.

     This also constitutes information made public in Sweden, the Company’s country of domicile. Any communications in respect of the foregoing should be sent to the undersigned.

Very truly yours,

/s/ William G. E. Jacobs

William G. E. Jacobs Associate General Counsel & Assistant Secretary